WOLLMUTH MAHER & DEUTSCH LLP
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May 31, 2007

RECEIVED MAY 2007 SEC MAIL PROCESSING SECTION WASH, D.C.

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of each of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Marks and Spencer Group PLC – Voting Rights and Capital	May 31, 2007
2.	Subsequent Announcement relating to Martha Lane Fox	May 31, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

Very truly yours,

By: [signature]
Kenneth J. Miles
Authorized Representative

Enclosures

dw 6/11

Issued: 31 May 2007

Marks and Spencer Group PLC (the "Company") – Voting Rights and Capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

The Company's capital consists of 1,700,769,663 ordinary shares with voting rights. The Company does not hold any shares in Treasury at the date of this disclosure.

Therefore, the total number of voting rights in the Company is 1,700,769,663.

The above figure can be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

For further information please contact:

Anthony Clarke
020 8718 9940

Issued: 31 May 2007

The following information is given subsequent to the announcement made on 22 May 2007 that Martha Lane Fox is to be appointed a non-executive director of Marks and Spencer Group plc on 1 June 2007.

In accordance with paragraph 9.6.13 (1) of the Listing Rules, Martha Lane Fox has advised that she was a director of Lastminute.com plc (de-listed July 2005) within the last five years.

In accordance with paragraph 9.6.13 (2) - (6) of the Listing Rules, she has advised that she has no details to disclose.

For further information, please contact:

Andrew Green 020 8718 9984
Group Secretariat

Issued: 31 May 2007

Marks and Spencer Group PLC (the "Company") – Voting Rights and Capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

The Company's capital consists of 1,700,769,663 ordinary shares with voting rights. The Company does not hold any shares in Treasury at the date of this disclosure.

Therefore, the total number of voting rights in the Company is 1,700,769,663.

The above figure can be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

For further information please contact:

Anthony Clarke
020 8718 9940

Issued: 31 May 2007

The following information is given subsequent to the announcement made on 22 May 2007 that Martha Lane Fox is to be appointed a non-executive director of Marks and Spencer Group plc on 1 June 2007.

In accordance with paragraph 9.6.13 (1) of the Listing Rules, Martha Lane Fox has advised that she was a director of Lastminute.com plc (de-listed July 2005) within the last five years.

In accordance with paragraph 9.6.13 (2) - (6) of the Listing Rules, she has advised that she has no details to disclose.

For further information, please contact:

Andrew Green 020 8718 9984
Group Secretariat

END